UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GITLAB INC.

(Name of Issuer)

Class A Common Stock, par value $0.0000025

(Title of Class of Securities)

37637K108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37637K108	Page 2 of 10

1.	Name of Reporting Person Sytse Sijbrandij
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 17,820,185
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 17,820,185
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,320,185(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.4%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	The total reported in Row 9 consists of: (i) 1,500,000 stock options exercisable for an equal number of shares of the Issuer’s Class B Common Stock, which Mr. Sijbrandij is capable of acquiring within 60 days of September 30, 2024, and which are directly held by Mr. Sijbrandij; (ii) 17,601,559 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Sytse Sijbrandij Revocable Trust dated February 21, 2019 (the “Trust”), of which Mr. Sijbrandij is the trustee; and (iii) 218,626 shares of the Issuer’s Class B Common Stock directly beneficially owned by Sijbrandij Foundation LLC (the “Foundation”), a non profit public benefit corporation of which Mr. Sijbrandij and his wife serve on the board of directors.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”) on September 4, 2024.

CUSIP No. 37637K108	Page 3 of 10

1.	Name of Reporting Person Sytse Sijbrandij Revocable Trust Dated February 21, 2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,601,559
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,601,559
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,601,559(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.3%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	The total reported in Row 9 consists of 17,601,559 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Trust.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on September 4, 2024.

CUSIP No. 37637K108	Page 4 of 10

1.	Name of Reporting Person Sijbrandij Foundation LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 218,626
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 218,626
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,626 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	The total reported in Row 9 consists of 218,626 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Foundation.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on September 4, 2024.

CUSIP No. 37637K108	Page 5 of 10

This Amendment No. 4 amends the statement on Schedule 13G that was initially filed by certain of the Reporting Persons (as defined in Item 2(a) below) on February 11, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) and which was subsequently amended on February 14, 2023, May 15, 2023, and February 12, 2024.

Item 1(a)	Name of Issuer. GitLab Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 268 Bush Street, #350, San Francisco, CA 94104
Item 2(a)	Name of Person Filing.

Sytse Sijbrandij (the “Mr. Sijbrandij”)

Sytse Sijbrandij Revocable Trust Dated February 21, 2019 (the “Trust”)

Sijbrandij Foundation LLC (the “Foundation” and, together with Mr. Sijbrandij and the Trust, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence. The address of the principal business office of Mr. Sijbrandij is:
268 Bush Street, #350 San Francisco, CA 94104 The address of the principal business office of the Trust and the Foundation is: P.O. Box 7775, PMB #29439 San Francisco, CA 94120
Item 2(c)	Citizenship.
Mr. Sijbrandij is a citizen of The Netherlands The situs of the Trust is the state of California, U.S.A. The Foundation is organized in the state of Delaware, U.S.A.
Item 2(d)	Title of Class of Securities. Class A Common Stock, par value $0.0000025

CUSIP No. 37637K108	Page 6 of 10

Item 2(e)	CUSIP Number. 37637K108

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of September 30, 2024, the Reporting Persons may be deemed to directly or indirectly beneficially own an aggregate total of 19,320,185 shares of the Issuer’s Class A Common Stock.

CUSIP No. 37637K108	Page 7 of 10

As of September 30, 2024, Mr. Sijbrandij was the direct beneficial owner of 1,500,000 of the securities described in the preceding paragraph, which consist of an aggregate 1,500,000 stock options (the “Options”), which were either vested as of, or capable of vesting within 60 days following, September 30, 2024, or otherwise capable of being exercised for shares pursuant to an early exercise provision of the relevant stock option award agreement with the Issuer. The Options are exercisable for an equal number of shares of the Issuer’s Class B Common Stock and thereupon convertible on a one-for-one basis into Class A Common Stock.

As of September 30, 2024, the Trust was the direct beneficial owner of 17,601,559 of the securities described in the second paragraph of this Item 4(a), which securities consist of 17,601,559 shares of the Issuer’s Class B Common Stock directly held by the Trust, and which are convertible into an equal number of shares of the Issuer’s Class A Common Stock. Mr. Sijbrandij is the sole trustee of the Trust. As such, Mr. Sijbrandij may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the Trust.

As of September 30, 2024, the Foundation was the direct beneficial owner of 218,626 of the securities described in the second paragraph of this Item 4(a), which securities consist of 218,626 shares of the Issuer’s Class B Common Stock directly held by the Foundation, which are convertible into an equal number of shares of the Issuer’s Class A Common Stock. Mr. Sijbrandij and his wife serve as members of the Foundation’s board of directors and therefore may be deemed to exercise voting and investment discretion over securities directly beneficially owned by the Foundation.

(b)	Percent of Class:

As of September 30, 2024, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate total of 12.4% of the Issuer’s outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 1.0%, directly to Mr. Sijbrandij; (ii) 11.3%, directly to the Trust and indirectly to Mr. Sijbrandij as its trustee; and (iii) 0.1% directly to the Foundation and indirectly to Mr. Sijbrandij.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on September 4, 2024.

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Sijbrandij	1,500,000
Trust	0
Foundation	0

CUSIP No. 37637K108	Page 8 of 10

ii.	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Sijbrandij	17,820,185
Trust	17,601,559
Foundation	218,626

iii.	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Sijbrandij	1,500,000
Trust	0
Foundation	0

iv.	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Sijbrandij	17,820,185
Trust	17,601,559
Foundation	218,626

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

CUSIP No. 37637K108	Page 9 of 10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

Item 10 is not applicable.

CUSIP No. 37637K108	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024	/s/ Sytse Sijbrandij
Sytse Sijbrandij

Date: November 12, 2024	SYTSE SIJBRANDIJ REVOCABLE TRUST DATED FEBRUARY 21, 2019

	By:	/s/ Sytse Sijbrandij
	Name:	Sytse Sijbrandij
	Title:	Trustee

Date: November 12, 2024	SIJBRANDIJ FOUNDATION LLC

	By:	/s/ Sytse Sijbrandij
	Name:	Sytse Sijbrandij
	Title:	President